Exhibit 99.71

INDEPENDENT MINING CONSULTANTS, INC.	3560 E. Gas Road Tucson, Arizona 85714 USA Tel: (520) 294-9861 Fax: (520) 294-9865 jmarek@imctucson.com

CONSENT OF: John M. Marek

In connection with the Registration Statement on Form 40-F, and any amendments and exhibits thereto (collectively, the “Registration Statement”), of Midas Gold Corp. (the “Company”), I, John M. Marek, consent to (i) the use of and reference to any technical report, or portions thereof, that was prepared by me, that I supervised the preparation of and/or was reviewed and approved by me, (ii) the use of and references to my name, including as an expert or “qualified person”, in connection with the Registration Statement and any such technical report, and (iii) the information derived or summarized from such technical report that is included or incorporated by reference in the Registration Statement and any of the exhibits thereto, including, but not limited to, the Annual Information Form for the year ended December 31, 2019, the Annual Information Form for the year ended December 31, 2018 and the Amended and Restated Technical Report dated March 28, 2019.

Dated this 16 day of September, 2020

Name:	John M. Marek
Title:	President,
Independent Mining Consultants, Inc.

INDEPENDENT

MINING CONSULTANTS, INC.